UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 9, 2024

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announced Minimal Residual Disease Data from Landmark Phase 3 CARTITUDE-4 Trial in Multiple Myeloma

On December 9, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing new results from the Phase 3 CARTITUDE-4 study that show a single infusion of CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) provided significantly high rates of minimal residual disease (MRD)-negativity in patients with relapsed or lenalidomide-refractory multiple myeloma who have received at least one prior line of therapy, including a proteasome inhibitor (PI) and an immunomodulatory agent (IMiD) compared to standard therapies of pomalidomide, bortezomib, and dexamethasone (PVd) or daratumumab, pomalidomide, and dexamethasone (DPd). Findings were featured as an oral presentation at the 66th American Society of Hematology (ASH) Annual Meeting and Exposition (Abstract #1032) in San Diego, California. The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information included under “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625 and 333-272222) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated December 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: December 9, 2024	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer